UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-258304-06

NISSAN AUTO LEASE TRUST 2024-A

(Exact name of registrant as specified in its charter)

One Nissan Way, Franklin, Tennessee 37067, (615) 725-1127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.502% Asset-Backed Notes, Class A-1; 5.11% Asset-Backed Notes, Class A-2a; SOFR Rate + 0.50% Asset-Backed Notes, Class A-2b; 4.91% Asset-Backed Notes, Class A-3; 4.97% Asset-Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 NISSAN AUTO LEASE TRUST 2024-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2026	NISSAN MOTOR ACCEPTANCE COMPANY LLC,
as Administrative Agent

	By:	/s/ Nathan Debernardi
Name: Nathan Debernardi
Title: Assistant Treasurer